Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Paul Scott
Taylor Rafferty, London
+44-20-7614-2900
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James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES 2004 RESULTS OF INSURANCE SUBSIDIARIES

LUXEMBOURG/PORTUGAL – January 31, 2005 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: esf), announced today the non-audited results of its insurance subsidiaries Companhia de Seguros Tranquilidade (“Tranquilidade”) (non-life), Espírito Santo Seguros (“ES Seguros”) (non-life bancassurance) and Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”) (life), for year end 2004.

HIGHLIGHTS

25.0% growth in net profits combined with considerable decline in costs and premium growth above market at Tranquilidade;

ES Seguros posts a 50.0% increase in profits before taxes, 10.0% increase in net profits and a good performance in the combined ratio;

In spite of an 8.8% growth in technical results, Tranquilidade Vida’s net profits were down by 16.9% in 2004, due to lower yields in the capital markets. Good performance in costs;

Combined net profits for the three companies reached 49.5 million Euros, up from 48.5 million Euros in 2003, despite the low yields in the capital markets.

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TRANQUILIDADE

Tranquilidade’s net profits for December 2004 reached 25.0 million Euros corresponding to an increase of 25.0% against the comparable results for the same period in 2003, thus continuing to show a strong operational performance and the consolidation of the three year turnaround showed over the previous periods.

Premiums grew 5.5% to 336.0 million Euros, above budget estimates, with very strong growth in strategic products, such as Health (+17.7%) and Personal Accidents (+42.0%).

Technical results have decreased 10.2% from 86.3 million Euros in December 2003 to 77.5 million Euros in 2004, a totally anticipated result, given the extraordinary reinsurance recoveries and unexpired risk reserve release registered in 2003, which did not occur in 2004.

General costs and non-technical costs continued to show a very positive evolution, decreasing 14.4% year on year, with the costs to premiums ratio decreasing from 30.1% in December 2003 to 24.4% in December 2004.

Tranquilidade’s statutory combined ratio at the end of December 2004 was 99.1%, reflecting a slight deterioration over the level of 97.4% reached at the end of 2003, and explained by the lesser reinsurance recoveries in 2004.

On December 31, ESIA – Inter Atlântico, a small Espirito Santo Financial Group owned non-life insurance company, merged with Tranquilidade, enhancing its portfolio base.

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Main Operating Indicators and Variables

€ millions
	Dec. 2003	Dec.2004	Var.

Balance Sheet*
Investments	492.8	545.2	10.6%
Net assets	770.5	786.9	2.1%
Shareholders' funds	146.9	155.7	6.0%
Unearned premium reserve	85.7	98.1	14.5%
Claims reserves (gross)	404.2	441.7	9.3%
Claims reserves (net of reinsurance)	377.5	412.0	9.1%
Technical reserves (gross)	497.6	546.1	9.7%

Profit and Loss Account

Gross written premiums (GWP)	318.5	336.0	5.5%
Net written premiums (NWP)	278.4	291.8	4.8%
Costs of claims (gross)**	208.4	216.1	3.7%
General costs	82.2	79.3	-3.5%
Net operating costs	93.2	92.2	-1.1%
Technical results***	86.3	77.5	-10.2%
Net profits	20.0	25.0	25.0%
Claims ratio (gross)**	65.0%	64.6%	-0.4	p.p.
Claims ratio (net of reinsurance)**	67.3%	70.0%	2.7.	p.p

Productivity

Number of Policies	985,346	1,030,092	4.5%
GWP / Number of Employees	0.373	0.408	9.4%
General costs / GWP	25.8%	23.6%	-2.2.	p.p.
General costs / Number of Employees	0.096	0.096	0.0%

Other
Number of Employees (excluding employees
transferred from ESIA)	853	823	-3.5%

*Dec.2004 Inumbers are estimates of latest figures after taking into account ESIA’s merger on the balance sheet, effective on Dec.31.

**With allocated claims' handling expenses

***Net earned premiums - Net claims costs – Commissions – Variation of technical reserves and Results Participation

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ESPIRITO SANTO SEGUROS

ES Seguros’s profits before taxes increased 50.0%, whilst net profits increased only 10.0% in December 2004, to 3.3 million Euros as this was the first year when the company paid corporate tax.

Gross written premiums grew 17.3%, from 50.3 million Euros in December 2003 to 59.0 million Euros in December 2004, Net written premiums increased by 17.9% to 55.3 million Euros and net operating costs increased by 7.0% to 12.3 million Euros, representing, at the end of December 2004, 20.8% of gross written premiums, down from 22.9% in December 2003. Consequently, the combined ratio improved slightly from 94.8% down to 94.1% over the same time period.

Main Operating Indicators and Variables

€ millions
	Dec.2003	Dec.2004	Var.

Balance Sheet
Investments	42.2	58.2	37.9%
Net assets	48.9	65.9	34.8%
Shareholders' funds	14.4	17.7	22.9%
Unearned premium reserve	14.9	16.9	13.4%
Claims reserves (gross)	15.8	24.2	53.2%
Claims reserves (net of reinsurance)	14.5	21.2	46.2%
Technical reserves (gross)	31.1	41.6	33.8%

Profit and Loss Account
Gross written premiums (GWP)	50.3	59.0	17.3%
Net written premiums (NWP)	46.9	55.3	17.9%
Cost of claims (gross)*	31.4	39.6	26.1%
General costs	6.4	6.9	7.8%
Net operating costs	11.5	12.3	7.0%
Net profits	3.0	3.3	10.0%
Claims ratio (gross)*	66.6%	69.8%	3.2	p.p.
Claims ratio (net of reinsurance)*	70.1%	71.2%	1.1	p.p.

Productivity
Number of Policies	314,373	339,115	7.9%
GWP / Number of Employees	1.093	1.204	10.2%
General costs / GWP	12.7%	11.7%	- 1.0	p.p.
General costs / Number of Employees	0.139	0.141	1.2%

Other
Number of Employees	46	49	6.5%

*With allocated claims' handling expenses

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TRANQUILIDADE VIDA

Net income decreased 16.9% to 21.2 million Euros in 2004, compared to 2003, due to the effects of lower yields in the capital markets. Total premium income increased by 4.6% to 898.7 million Euros against the comparable period in 2003. In respect of premiums subscribed in the Portuguese market, all three main product categories continued to develop positively.

In the PPR segment (private pension plans), Tranquilidade Vida continued to be the leader, with a market share of 27.4% and an increase of premiums of 4.2% compared to 2003.

Capitalization products increased 5.3% over the same time period of last year, strongly influenced by the renewal of policies, notwithstanding their lower guaranteed rates.

Term products also continued to develop in 2004 in line with expectations with total premiums increasing by 4.2% against 2003.

As a result of these developments, technical results grew 8.8%. Total investment income increased by 2.6% compared to the same time period in 2003, explained by the lower interest rate environment during 2004.

The decrease in total claims of 11.0% when compared to the same time period in 2003 is explained by the fact that Tranquilidade Vida had a large amount of single premium policies maturing in 2003, which were not as significant in 2004.

Finally, total operating costs showed a decrease of 6.2%, mainly due to the cost control measures implemented at the beginning of the year.

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Main Operating Indicators and Variables

€ millions

	Dec 2003	Dec 2004	Var.

Balance Sheet
Investments	5,197.9	5,762.3	10.9%
Net Assets	5,703.6	5,826.7	2.2%
Shareholders' Funds	256.8	288.2	12.2%
Underwriting provisions - direct business	4,864.8	5,395.5	10.9%

Profit and loss Account
Premiums written - direct business	859.4	898.7	4.6%
Earnings on financial operations	230.8	236.7	2.6%
Mathematical provisions - direct business (variation)	411.4	530.7	29.0%
Provision for profit sharing - direct business	28.2	22.1	-21.6%
Cost of Claims - direct business	575.6	512.2	-11.0%
Technical results	22.8	24.8	8.8%
Net profit	25.5	21.2	-16.9%

Profitability/Productivity
Net profits/Premiums - direct business	2.97%	2.36%	- 0.6	p.p
Net profits/Shareholders' Funds	9.93%	7.36%	- 2.6	p.p
Profit/(loss)/Net Asset	0.45%	0.36%	- 0.1	p.p
Net profits/Nº employees (thousand euros)	315	262	-16.9%

Other
Number of employees	81	81	0.0%

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.